UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 26, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Synacor, Inc.

File No. 001-33843 - CF#34589

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Synacor, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-Q filed November 14, 2012 and May 15, 2014 and a Form 10-K filed on March 22, 2016.

Based on representations by Synacor, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1.1	10-Q	November 14, 2012	through December 31, 2021
10.1.2	10-Q	November 14, 2012	through December 31, 2021
10.1.3	10-Q	November 14, 2012	through December 31, 2021
10.2.1	10-Q	May 15, 2014	through December 31, 2021
10.2.2	10-Q	May 15, 2014	through December 31, 2021
10.2.3	10-Q	May 15, 2014	through December 31, 2021
10.7.8	10-K	March 22, 2016	through December 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary